EXHIBIT 23.1

INDEPENDENT AUDITOR’S CONSENT

The Board of Directors
Doane Pet Care Company
Brentwood, Tennessee

We consent to the use of our report dated February 25, 2004, except as to Note 6, which is as of March 9, 2004, with respect to the consolidated balance sheets of Doane Pet Care Company and subsidiaries as of December 28, 2002 and January 3, 2004, and the related consolidated statements of operations, stockholder's equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 3, 2004, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to a change in accounting in fiscal 2002 for goodwill and other intangible assets.

/s/ KPMG LLP

Nashville, Tennessee
March 15, 2004